[Reference Translation]

November 22, 2016

To Whom It May Concern:

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: Toyota Housing Corporation
Name and Title of Representative:
Tadashi Yamashina, President
Name and Title of Contact Person:
Hiromu Torii
General Manager, Corporate Planning Division
(Telephone Number: 052-952-4846)

Notice Regarding Subsidiary’s Signing of a Capital and Business Alliance Agreement with Misawa Homes Co., Ltd., Commencement of a Tender Offer for the Shares of Misawa Homes Co., Ltd. (Securities Code 1722) and

Underwriting of a Private Placement of New Shares

Toyota Housing Corporation (“Toyota Housing”), a subsidiary of Toyota Motor Corporation (the “Company”), announces that at a meeting of its Board of Directors held on November 22, 2016, it adopted a resolution to sign a capital and business alliance agreement (the “Capital and Business Alliance Agreement”) with Misawa Homes Co., Ltd. (Code 1722, Tokyo Stock Exchange First Section and Nagoya Stock Exchange First Section) (the “Target”), to acquire common shares of the Target through a tender offer (the “TOB”) and to underwrite a private placement of new shares by the Target (the “Private Placement of New Shares”; collectively with the TOB, the “Transaction”).

For more details please refer to the attached “Notice Regarding the Signing of a Capital and Business Alliance Agreement Misawa Home, Commencement of TOB for the Shares of Misawa Homes Co., Ltd. (Securities Code 1722) and Underwriting of a Private Placement of New Shares” released by Toyota Housing.

1.	Outline of Toyota Housing

Address	23-22, Izumi 1-chome, Higashi-ku, Nagoya, Aichi Prefecture

Name and title of representative	Tadashi Yamashina, President, Member of Board of Directors

Description of business	Design, manufacture and sale, etc. of construction materials and components and home equipment; planning, design, supervision, construction and contract work for land and urban development, etc.; sale and leasing, etc. of real estate

Capital	7,398,000,000 yen

2.	Future Outlook

The impact of the Capital and Business Alliance Agreement and the Transaction on the Company’s consolidated results will be immaterial.

-End-

This notice is released to the public by Toyota Housing Corporation (the Tender Offeror) at the request of Toyota Motor Corporation (parent company of the Tender Offeror) pursuant to Article 30, Paragraph 1, item iv of the Order for Enforcement of the Financial Instruments and Exchange Act.

[Reference Translation]

November 22, 2016

To Whom It May Concern:

Company Name: Toyota Housing Corporation
Name and Title of Representative:
Tadashi Yamashina, President
Name and Title of Contact Person:
Hiromu Torii
General Manager, Corporate Planning Division
(Telephone Number: 052-952-4846)

Notice Regarding the Signing of a Capital and Business Alliance Agreement with Misawa Homes,

Commencement of TOB for the Shares of Misawa Homes Co., Ltd. (Securities Code 1722) and

Underwriting of a Private Placement for New Shares

Toyota Housing Corporation (the “Company” or “Tender Offeror”) announces that at a meeting of its Board of Directors held on November 22, 2016, it resolved to sign a capital and business alliance agreement (the “Capital and Business Alliance Agreement”, the capital and business alliance to be conducted under such agreement, the “Capital and Business Alliance”) with Misawa Homes Co., Ltd. (Code 1722, Tokyo Stock Exchange First Section and Nagoya Stock Exchange First Section) (the “Target Company”) and the Company, to acquire common shares of the Target Company through a tender offer (the “TOB”) and to underwrite the Target Company’s issuance of new shares and its disposal of its treasury stock through a private placement (collectively, the “Private Placement of New Shares” and collectively with the TOB the “Transaction”).

I.	The Capital and Business Alliance Agreement and the Transaction

1.	Objectives and Background, etc. of the Capital and Business Alliance

(1)	Objectives and Background of the Capital and Business Alliance

The Company, with its 15 consolidated subsidiaries and three affiliated companies (the “Company Group”), is engaged in the manufacture and sale of home construction materials and components, etc.; design, execution, contracting and supervision, etc. of home construction and the purchase and sale, etc. of real estate. Toyota Motor Corporation (“Toyota Motor”), the parent company of the Company, since entering the housing business in 1975, under the slogan of “We want to make Japan’s homes better”, progressively expanded the scope of its business, building a lineup of single-family home products based on a variety of construction methods, as well as moving into apartment buildings and rental homes. In April 2003, as a first step toward further strengthening its housing business, Toyota Motor spun off part of its housing business to form the Company and subsequently, in October 2010, carried out a company split, transferring all of its remaining housing business to the Company. Since then, the Company, as the Toyota Group Company for the housing business, through HEMS (Home energy management systems) has developed homes incorporating high level technology borrowed from many companies throughout the Toyota Group, home and car communicate with data centers, energy generated by solar power and fuel cells is stored in batteries to charge vehicles, thereby making efficient use of economical, low CO2 energy. The Company places its highest priority on maintaining its relationship with its customers throughout their entire lives, and under the brand vision of “Sincerely for You”, delivering peace of mind in three forms: “Peace of Mind when Building,” “Peace of Mind even after Building” and “Peace of Mind because You are Supported.” “Peace of Mind when Building” means assured quality from advanced technology; “Peace of Mind even after Building” means a powerful warranty over the long term; and “Peace of Mind because You are Supported” means you have the strength of the Toyota Group behind you. The integrated corporate strength of the Toyota Group developed in diverse fields from cars to the environment and IT are all brought to bear in the Company’s homes, as illustrated by HEMS and external walls incorporating futuristic solar cells that generate energy by drawing on the concept of photosynthesis in plants.

The Target Company was established in 1967 as Misawa Homes Co., Ltd. (the “Old Misawa Homes”), the predecessor of the Target Company, and was listed on the Second Section of the Tokyo Stock Exchange, Inc. (“TSE”) in November 1971; in November 1972 on the Second Section of the Osaka Securities Exchange Co., Ltd. (“OSE”) (In July 2013, with the merger of the cash-equity trading platforms of the TSE and the OSE, the Company was assigned to the First Section of the TSE); in October 1981 it was listed on the First Sections of both the TSE and OSE and in August 2002 was also listed on the First Section of the Nagoya Stock Exchange, Inc. (“NSE”). In August 2003 the Target Company was established as the result of stock transfers by the Old Misawa Homes, Misawa Toyo Co., Ltd, Tokyo Misawa Homes Co., Ltd. and Misawa Homes Tokai Co., Ltd. and was listed on the First Section of the TSE, the First Section of the OSE and the First Section of the NSE; it is currently listed on the First Sections of the TSE and the NSE. Since its establishment, the Target Company together with its 41 consolidated subsidiaries and four affiliate companies (the “Target Company Group”), in keeping with its spirit of “lifelong commitment to customers through housing,” has grown its business by emphasizing the viewpoint of its customers. By not being wedded to old ways, tirelessly creating new technologies and services and striving to provide the maximum service to customers, the Target Company is the only company in the housing industry to have won the Good Design Award for 27 consecutive years and the Kids Design Award for 10 consecutive years; and since its founding, not one of the Target Company’s homes have suffered total or even partial damage from earthquake vibration. In its Medium-Term Business Plan, released in May 2014, for the three years from 2014 through 2016, the Target Company has as its theme “MISAWA do all” and lists Five Missions — “do all Design” (expansion of product lineup), “do all Life stage” (enhancement of stock-based businesses) (Note 1), “do all Area” (strengthening of areas and increase in share), “do all Correct” (optimization of Group structure) and “do all Satisfaction” (improvement of the level of satisfaction). In order to confront the many issues facing the Target Company including countermeasures for the increase in the consumption tax of April 2014 and the changing environment for the housing industry such as the long-term trend of a declining birthrate and aging of the population, the Target Company has pursued a basic strategy of diversification by changing its focus away from single-family dwellings toward broadening its business into “all of residential life” and aggressively investing in stock-based businesses,” etc. In its business year ending March 2017 the Target Company has taken initiatives to increase sales by moving to direct sales in large metropolitan areas, carrying out structural reforms including changes to its headquarters organization, etc. and enhancing its product lineup with three-generation homes, rental homes and high- and medium-rise housing, etc. and has worked to reduce costs through industrialization and standardization. The Target Company believes that it is essential to carry out the diversification of its business still further in order to ensure the growth of future profitability; in addition to further strengthening such areas as its remodeling business, asset utilization business and real estate business in addition to single-family homes, it has looked into investing in the new business of compact city (Note 2) style real estate development.

Note 1:	The Target Company views its remodeling, asset utilization and real estate businesses as “stock-based businesses”.

Note 2:	The “compact city” is an urban design concept for restricting urban sprawl to suburban areas by planning efficient sustainable cities with a vibrant central area and all necessary social and public services available in close proximity.

In conjunction with the capital alliance agreement entered into in March 31, 2005 between the Company’s parent, Toyota Motor, and the Target Company, the Company and the Target Company, later formed a capital alliance. Toyota Motor, at the request of the Target Company, together with NPF-MG Investment Business Limited Partnership (“NPF-MG Partnership”) and Aioi Insurance Co., Ltd. (“Aioi Insurance,” now Aioi Nissay Dowa Insurance Co., Ltd.) entered into the capital alliance agreement including the underwriting of a private placement for new shares and underwrote the Target Company’s shares in a private placement for new shares implemented in June 2005 by the Target Company (Toyota Motor 5,191,100 shares (ownership ratio (Note 3) of 13.40% (rounded off to the second decimal place; the same applies to the calculation of ownership ratios following unless otherwise specified), NPF-MG Partnership 5,593,000 shares (ownership ratio of 14.44%), Aioi Insurance 2,128,900 shares (ownership ratio of 5.50%) (That capital alliance agreement stipulated the investment ratios by each of the underwriting companies in the private placement for capital increase in June, 2005 and the appointment of directors from each of those companies, but that terminated with the signing of the Capital and Business Alliance Agreement.) Upon forming the above capital alliance the Company began to carry out with the Target Company joint procurement of materials and the joint business of the purchase of land for subdivision and sale as lots as well as other collaboration achieving a certain degree of success. Further, in May 2010 the Company acquired all of the shares (5,593,000 shares (representing an ownership ratio of 14.44%) held by NPF-MG Partnership. Subsequently, in October 2010, in conjunction with Toyota Motor’s spinoff of its homes business, the Company succeeded to the Target Company shares owned by Toyota Motor (5,191,100 shares, representing an ownership ratio of 13.40%), thus in total coming to own 10,784,100 shares of the Target Company, representing an ownership ratio of 27.84%. The two companies took this opportunity to take further steps to strengthen their housing business and improve performance by also increasing their collaboration in the remodeling business and otherwise establishing closer ties between themselves above and beyond their previous business alliance. In April 2014 ,with both the national and local governments promoting initiatives aimed at creating cities well prepared for mitigating the effects of natural disasters, the Company together with the Target Company, as their first joint development project, developed three-story rental housing having a fire resistant structure utilizing the technologies of both companies. That rental housing has a fire resistant structure achieved by combining a structure using the Company’s proprietary steel frame construction method (EST), which allows a high degree of design flexibility, and having a fire resistant covering, with the Target Company’s “New Ceramic Exterior”, also with superior fire resistance. Subsequent to that, the two companies have continued to discuss ways to further increase their collaboration and build a still closer relationship with the aim of strengthening both of their housing businesses and their financial performance. House builders, including both companies, need to deal with the difficult business environment confronting the housing industry due to the long-term population decrease and the resulting contraction of the domestic housing market, the shift away from the past emphasis on new construction to the emphasis on stock where the aim is to efficiently utilize existing housing stock through measures focused on vacant homes and remodeling, the increasingly stringent environmental regulations, and other governmental and societal changes. Taking into account these aspects of the business environment confronting the housing industry, the two companies reached the conclusion that it is essential for them to further strengthen their ties by expanding their capital relationship and other measures; accordingly, from the beginning of March 2016, they began exploring specific measures, including the expansion of their capital relationship.

Note 3:	“Ownership ratio” means the ratio with respect to the total number of outstanding shares of the Target Company as of October 31, 2016 (38,738,914 shares). The same applies below. According to the Target Company, the total number of outstanding shares of the Target Company as of October 31, 2016 has not changed from the total number of outstanding shares of the Target Company as of September 30, 2016 (38,738,914 shares) as stated in the Target Company’s Second Quarterly Report for the 14th fiscal year filed on November 4, 2016 (the “Target Company’s 14th Term 2nd Quarterly Report”).

The Company, taking into account the discussions between the two companies, made the judgment that in order to achieve long-term growth in the current business environment, it is necessary to increase product appeal and sales power for new single-family construction, strengthen stock-based businesses by efficiently exploiting existing housing stock through focus on remodeling work and move into new areas such as housing for the elderly; because doing this on its own would be difficult in terms of technology, human resources and funding, the optimum approach would be to strengthen its alliance with the Target Company even beyond what it has already done. The Company further concluded that the conversion of the Target Company into a subsidiary through the Transaction would make possible, based on a mutual relationship of smooth and prompt cooperation, the consolidation and joint utilization of the technology and product development, materials procurement, production and logistics and systems of the two companies and the implementation of strategies making use of shared knowhow in new businesses such as compact city type real estate development business and overseas businesses, etc. which are suited to a society characterized by a declining birthrate and an aging population and by extension contribute to an increase in the corporate value and share price of the Company, the Target Company Group and the Company Group. The Target Company as well, taking into account the discussions between the two companies, judged that in the current circumstances where over the medium- to long-term the domestic housing market will inevitably continue contracting and mergers by companies in the housing industry will be unavoidable, in order to become the “Number One Housing Brand” through the strategies cited in its management vison of “absolute pursuit of customer satisfaction” and “creativity ahead of the times” and thereby steadily increase corporate value and share price over the medium- to long-term, it is essential to integrate its business as one with the Company Group under a stronger collaborative framework as a subsidiary of the Company rather than as an equity method affiliate as at present, thus concluding that together with executing the Transaction it was also necessary to sign the Capital and Business Alliance Agreement. Furthermore, in considering the specific approach for conversion to a subsidiary, given that by raising funds through implementation of the Private Placement of New Shares it would be able to meet its needs for funding the capital investment necessary for undertaking its new business of compact city development and at the same time strengthen its financial foundation, increase profitability and by extension contribute to an improvement in corporate value and share price, both companies concluded that in addition to the TOB it would be more advantageous to concurrently carry out the Private Placement of New Shares.

The Company and the Target Company aim to specifically implement the following policies and realize the following synergies in order to further enhance their corporate value.

a.	Improve efficiencies in existing business areas

Increase efficiencies in existing business areas through integration or mutual utilization of the companies’ technology and product development, materials procurement, production and logistics and systems; reduce unit costs and fixed costs and improve profit structure

b.	Share know-how in new businesses

Share know-how in compact city style real estate development, overseas businesses and other new businesses suited to a society characterized by a declining birthrate and aging population in order to expand business

(2)	Management Policies Subsequent to the Capital and Business Alliance

It is provided in the Capital and Business Alliance Agreement that the Company and the Target Company will separately discuss in good faith and decide on the candidates to fill the posts of directors and company auditors of the Target Company subsequent to the close of the Target Company’s regular shareholders meeting in June, 2017. The Target Company’s representative director, directors and company auditors are not expected to be changed during the period from the completion of the Transaction to the close of the Target Company’s regular shareholders meeting in June, 2017

2.	Description, etc. of the Capital and Business Alliance

The Company signed the Capital and Business Alliance Agreement with the Target Company on November 22, 2016. A summary of the Agreement is given below.

(1)	Objectives

Against the background of changing lifestyles stemming from a declining birthrate and aging population, there have been major changes in the needs of the housing market, the Company and the Target Company will seek through the strengthening of their existing collaborative alliance to improve efficiencies in their existing housing businesses and by creating additional synergies in compact city style real estate development, overseas business and other new businesses expand their businesses and increase their corporate value.

(2)	Description and Method of the Capital Alliance

(i)	The TOB

a.	The Company will conduct the TOB as outlined in the TOB registration statement.

b.	The Target Company will maintain, and may not withdraw or change, its resolution supporting the TOB; provided, however, that this will not apply if circumstances occur having a material impact on the corporate value of the Target Company and it is reasonably concluded that maintaining the support resolution would not be appropriate or if a proposal for a TOB or other acquisition, etc. of the shares of the Target Company is made by a third party other than the Company and it is reasonably concluded that maintaining the support resolution in spite of the existence of that third party’s proposal would be breach the duty of due care of a prudent manager on the part of the Target Company’s directors.

(ii)	The Private Placement of New Shares

a.	The Target Company adopted a resolution at a meeting of its Board of Directors to issue new shares and dispose of treasury shares by means of a private placement of new shares on the terms and condition summarized below and may not withdraw or change that resolution.

• Type and number of shares:	Issue of new shares	15,475,749 common shares
	Disposal of treasury shares	1,389,651 common shares
	Total	16,865,400 common shares

• Method of allotment: The issue of new shares and disposal of treasury shares will be made to the Company by means of a private placement.

• Pay-in amount: 874 yen per share

• Pay-in period: From January 5 to March 31, 2017

However, if pursuant to the provisions of Article 206-2 of the Companies Act (Act No. 86 of July 26, 2005, or as subsequently amended) a resolution of a general meeting of shareholders is required in regards to the Private Placement of New Shares, then from March 1 to March 31, 2017.

b.	The Company applied for the number of shares (provided, however, that shares less than 100 shares are rounded up) such that the total of the Target Company’s shares acquired as a result of the TOB and the number of shares acquired as a result of the Private Placement of New Shares would result in a 51.00% stake in the Target Company on a fully diluted basis (“Ownership Ratio after Capital Increase on a Fully Diluted Basis” (note); (rounded off to the second decimal place; the same applies hereafter in the calculation of the Ownership Ratio after Capital Increase on a Fully Diluted Basis)) and the Target Company accordingly allotted such shares to the Company, subject to the condition that on the date of payment by the Company notice is given to the effect that (a) the securities registration statement filed by the Target Company in regards to the Private Placement of New Shares has become effective and remains so and (b) the waiting period stipulated in Article 10, Paragraph 8 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade in regard to notification Pursuant to paragraph 2 of the same article in regard to the acquisition of the Target Company’s shares by the Company through the Private Placement of New Shares has elapsed and that no cease and desist order has been issued to the Target Company by the Japan Fair Trade Commission and that other terms and conditions stipulated in the Capital and Business Alliance Agreement have been satisfied. Furthermore, because the Company, which is the planned allottee under the Private Placement of New Shares falls under a special subscriber as specified in Article 206-2, Paragraph 1 of the Companies Act, if notice is made to the Target Company by shareholders of the Target Company holding at least 10% of the total voting rights of all shareholders of the Target Company (excluding those shareholders not eligible to exercise voting rights at a general meeting of shareholders) of their opposition to the Private Placement of New Shares, it would become necessary for the Target Company to obtain approval by a resolution of a general meeting of shareholders, and in that case the payment period will be from March 1 to March 31, 2017.

(Note:	The Ownership Ratio after Capital Increase on a Fully Diluted Basis is the ratio of the total of the 10,784,100 shares held by the Company plus the number of the Target Company shares the Company will possess through the TOB and the Private Placement of New Shares, to the total number of outstanding shares of the Target Company as of October 31, 2016 (38,738,914) plus the number of the Target Company shares the Company underwrites in the Private Placement of New Shares through the issuance of new shares.

(3)	Description of the Business Alliance

The Company and the Target Company will confer in good faith about cooperatively carrying out between the Company Group and the Target Company Group the businesses stipulated below and other business which the Company and the Target Company may separately decide.

•	Increasing efficiencies in existing business areas through the integration or mutual utilization of the Company’s and the Target Company’s technology and product development, materials procurement, production and logistics and systems, etc.

•	Sharing of know-how in new businesses such as compact city style real estate development business and overseas businesses, etc. suited to a society characterized by a declining birthrate and an aging population

(4)	Management Structure, etc. Subsequent to the Transaction

(i)	Corporate name and brands

The Company agrees to maintain subsequent to the Transaction the corporate names and brands of the companies of the Target Company Group.

(ii)	Officers

The Company and the Target Company will separately discuss in good faith and decide on the candidates to fill the posts of directors and company auditors of the Target Company subsequent to the close of the Target Company’s regular shareholders meeting in June, 2017.

(5)	Events of Termination

The Capital and Business Alliance Agreement may be cancelled in the event that the TOB or the Private Placement of New Shares is not put into effect by June 30, 2017, there is a material default under the Capital and Business Alliance Agreement, there is a material breach of the representations and warranties contained in the Capital and Business Alliance Agreement or legal insolvency proceedings are initiated, or in the case of other similar consequential events.

3.	Overview of the Transaction

While, as of today, the Company possesses 10,784,100 shares (ownership ratio: 27.84%) of the Target Company, which are listed on the First Section of the TSE and the Second Section of the NSE, and treats the Target Company as an equity method affiliate, at the board of directors meeting convened on November 22, 2016, the Company adopted resolutions to execute the Capital and Business Alliance Agreement, dated November 22, 2016, with the Target Company, and commence the TOB for the Target Company shares listed on the TSE and the NSE, and to underwrite the Target Company’s Private Placement of New Shares, having the Company as allottee, of up to 16,865,400 Target Company shares.

The purpose of the Transaction is to make the Target Company the Company’s consolidated subsidiary and the Company’s policy is to continue listing the Target Company shares after the Transaction; accordingly, the maximum number of shares to be acquired is 5,460,800 shares (ownership ratio: 14.10%; if 5,460,800 shares are purchased through the TOB and added to this are the at least 5,720,900 shares (ownership ratio: 14.77%) that the Company will underwrite through the Private Placement of New Shares, together with 10,784,100 shares that the Company holds, the total number of shares that will be held by the Company (21,965,800 shares) will, after the payment for the Private Placement of New Shares, cause the Ownership Ratio after Capital Increase on a Fully Diluted Basis to be 51.00%.

Accordingly, if the total number of share certificates, etc. tendered in the TOB (the “Tendered Share Certificates, etc.”) exceeds the maximum number of shares to be purchased (5,460,800 shares), all or part of the portion in excess will not be purchased, and acquisition of and payment for shares, etc. will be carried out by proportional distribution under Paragraph 5, Article 27-13 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, including amendments thereto; hereinafter referred to as the “Act”) and Article 32 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Shares, etc. by Person Other than Issuer (Finance Ministry Ordinance No. 38 or 1990, including amendments thereto; hereinafter referred to as the “Ordinance”). Meanwhile, no minimum number of shares to be purchased under the TOB has been established, and thus if the total number of the Tendered Share Certificates, etc. falls below the maximum number of shares to be purchased (5,460,800 shares), all of the Tendered Share Certificates, etc. will be purchased.

In the meantime, according to the “Notice of Statement of Opinion regarding the Tender Offer for the Company’s Share Certificates by Toyota Housing Corporation and the Capital and Business Alliance with Toyota Housing Corporation” (the “Target Company’s Press Release”) announced by the Target Company on November 22, 2016, the Target Company resolved at its Board of Directors meeting held on November 22, 2016 that it would state its opinion that it supports the TOB that will be conducted as a part of the Transaction, that it would leave to the judgment of the Target Company’s shareholders whether to tender their shares in the TOB, and to sign the Capital and Business Alliance Agreement. For details of the process of decision-making of the Target Company’s Board of Directors, please refer to the Target Company’s Press Release, and “(iv) Approval of all directors with no interests in the Target Company and opinion without objection by all statutory auditors with no interests in the Target Company” below, of “II. The Tender Offer, 1. Objectives of the Purchase, etc., (4) Measures for Ensuring Fairness of the Price of the TOB, Measures for Avoiding Conflicts of Interest, and Other Measures to Ensure the Fairness of the TOB.”

In addition, according to the registration statement (the “Target Company’s Registration Statement”) the Target Company submitted to the Director of the Kanto Finance Bureau on November 22, 2016, and the “Notice of issuance of new shares and disposal of treasury stock by private placement” announced on the same day (collectively with the Target Company’s Registration Statement, the “Target Company’s Registration Statement, etc.”), at its Board of Directors meeting held on November 22, 2016, the Target Company adopted resolutions for the issue of shares for subscription (15,475,749 common shares; pay-in price of 874 yen per share; total amount 13,525,804,626 yen) by private placement with a payment period of January 5, 2017 to March 31, 2017 after the completion of the purchase, etc. period (“TOB Period”) and for the disposal of treasury stock (1,389,651 common shares; disposal price 874 yen per share; total amount 1,214,554,974 yen). It is planned that proceeds from the Private Placement of New Shares will be applied to operating funds of the real estate business (more specifically, funds for a new business, namely, a compact city type real estate development business, in order to acquire compact condominiums and income-producing properties). With respect to the Private Placement of New Shares, if the TOB is successful, after verifying the TOB results, in order that, combined with the Target Company shares the Company acquires in the TOB, the Ownership Ratio after Capital Increase on a Fully Diluted Basis will be 51.00%, with respect to the disposal of treasury stock portion of the Private Placement of New Shares, the Company will subscribe to and pay for 1,389,651 shares of the Target Company treasury stock, and with respect to the new share issuance portion of the Private Placement of New Shares, the Company will subscribe to and pay for the number of shares necessary in addition to such treasury shares. For this reason, depending on the results of the TOB, there is a possibility that the Company may not purchase a portion of the number of shares that the Target Company resolved to be the number of shares for subscription to be issued for the Private Placement of New Shares (15,475,749 common shares). According to the Target Company’s Registration Statement, etc., if the Company’s payment amount decreases, the Target Company will use borrowings from financial institutions, etc. as a means for investing, and proceeds from the Private Placement of New Shares will be applied for the uses set forth above when expenditures are required. Because the Company is the allottee in the Private Placement of New Shares and constitutes a “specified subscriber” as prescribed in Paragraph 1, of Article 206-2 of the Companies Act, if a shareholder holding at least 10% of the voting rights of all shareholders of the Target Company (excluding shareholders who cannot exercise voting rights at shareholders meetings), notifies the Target Company of its opposition to the Private Placement of New Shares, the Target Company will need to obtain approval by a resolution of a general meeting of shareholders, and it has been resolved that in such a case the payment period will be from March 1, 2017 to March 31, 2017.

4.	Overview of the Capital and Business Alliance Partner

①	Company name	Misawa Homes Co., Ltd.

②	Location	2-4-1 Nishi-shinjuku, Shinjuku-ku, Tokyo

③	Title and name of the representative	Nobuo Takenaka, President and CEO

④	Business description	• Production and sale of housing materials and components • Architecture, civil engineering, exterior, landscape and other design services, contracting, construction and supervision, etc.

⑤	Capital	¥ 10,000,000,000 (as of September 30, 2016)

⑥	Established	August 1, 2003

⑦	Major shareholders and their shareholding ratio (as of September 30, 2016)	Toyota Housing Corporation	27.84%
		Aioi Nissay Dowa Insurance Co., Ltd.	5.31%
		Japan Trustee Services Bank, Ltd. (trust account)	2.58%
		MG Employee Stock Ownership	2.19%
		Japan Trustee Services Bank, Ltd. (trust account 9)	2.02%
		The Master Trust Bank of Japan (trust account)	1.93%

		STATE STREET LONDON CARE OF STATE STREET BANK AND TRUST, BOSTON SSBTC A/C UK LONDON BRANCH CLIENTS- UNITED KINGDOM	1.88%
		Nippon Life Insurance Company	1.57%
		Bank of Tokyo Mitsubishi-UFJ, Ltd.	1.45%
		J.P. MORGAN CLEARING CORP-CLEARING	0.89%

⑧	Relationships between the Company and the Target Company

	Capital relationship	The Company owns 10,784,100 shares (ownership ratio: 27.84%) of the Target Company’s shares.

	Personal relationship	The Company has dispatched two Outside Directors and one Outside Auditor to the Target Company. The Company also has seconded one person to the Target Company.

	Business relationship	The Company is engaged in transactions of materials purchase and system use with the Target Company.

	Whether the Target Company constitutes a related party	The Target Company is an equity method affiliate of the Company and therefore is a related party.

⑨	The Target Company’s consolidated operating results and consolidated financial position for the last 3 years

Fiscal year	Ended March 2014	Ended March 2015	Ended March 2016
Net assets	¥37,833 million	¥42,747 million	¥42,845 million
Total assets	¥228,774 million	¥224,617 million	¥231,998 million
Net assets per share	¥949.61	¥1,080.98	¥1,084.54
Sales	¥426,033 million	¥409,794 million	¥399,336 million
Operating profits	¥13,194 million	¥5,824 million	¥6,686 million
Recurring profits	¥12,698 million	¥5,206 million	¥6,795 million
Net income attributable to parent companies	¥10,400 million	¥3,309 million	¥3,438 million
Net income per share	¥279.91	¥88.73	¥92.05
Dividends per share	¥25	¥20	¥20

(Note)	The shareholding ratios in “(7) Major shareholders and their shareholding ratio (as of September 30, 2016)” represent the ratios of the number of shares held to the total number of outstanding shares of the Target Company (rounded off to the second decimal place).

5.	Schedule

Resolution by the Board of Directors	Tuesday, November 22, 2016

Execution date of the Capital and Business Alliance Agreement	Tuesday, November 22, 2016

Private placement payment period	Thursday, January 5, 2017, to Friday, March 31, 2017

Note:	For the schedule, etc. of the TOB, please refer to “(2) Schedule” under “2. Overview of the Purchase, etc.”, which is under section “II. The Tender Office” below.

II.	The Tender Offer

1.	Objectives of the Purchase, etc.

(1)	Overview of the TOB

Please refer to “3. Overview of the Transaction” under “I. The Capital and Business Alliance Agreement and the Transaction” above.

(2)	Objectives and Background to the Execution of the TOB, and Management Policy after the TOB

(i)	Objectives and background of the TOB

Please refer to “(1) Objectives and Background of the Capital and Business Alliance” under “1. Objectives and Background, etc. of the Capital and Business Alliance”, which is under the section “I. The Capital and Business Alliance Agreement and the Transaction” above.

(ii)	Management policy after the TOB

Please refer to “(2) Management Policies Subsequent to the Capital and Business Alliance” under “1. Objectives and Background, etc. of the Capital and Business Alliance”, which is under the section “I. The Capital and Business Alliance Agreement and the Transaction” above.

(3)	Material Agreements relating to the TOB, etc.

(i)	The Capital and Business Alliance Agreement

In connection with the Transaction, the Company executed the Capital and Business Alliance Agreement with the Target Company on November 22, 2016. Please refer to “2. Description, etc. of the Capital and Business Alliance” under “I. The Capital and Business Alliance Agreement and the Transaction” above for an overview of the agreements under the Capital and Business Alliance Agreement.

(4)	Measures for Ensuring Fairness of the Price of the TOB, Measures for Avoiding Conflicts of Interest, and Other Measures to Ensure the Fairness of the TOB

While, as of November 22, 2016, the Target Company is not the Company’s subsidiary and the TOB does not fall under a tender offer by controlling shareholders, in consideration of the fact that the Company owns a total of 10,784,100 shares of the Target Company (ownership ratio: 27.84%); that the Target Company is an equity method affiliate; and that two Directors and one statutory auditor having been dispatched from the Company to the Target Company, the Company and the Target Company have implemented the following measures to ensure a fair TOB and measures to prevent conflicts of interest. The descriptions of those measures below that have been implemented by the Target Company are based on explanations received from the Target Company.

(i)	The Company’s obtainment of a share valuation report from an independent third-party valuation institution

To ensure the fairness of the per-share price for the Target Company shares in the TOB (the “TOB Price”), the Company, in setting the TOB Price, requested its financial advisor Nomura Securities Co., Ltd. (“Nomura Securities”)—as a third-party valuation institution independent from itself and the Target Company—to calculate the value of the Target Company’s shares. Nomura Securities is not a related party of the Company or the Target Company, and does not have any material interests in the TOB.

Please refer below to “(i) Basis of calculation” under “(4) Basis of Calculation, etc. of the Price of the Purchase, etc.”, which is under the section “2. Overview of the Purchase, etc.” for a detailed description of the share valuation report the Company obtained from Nomura Securities regarding the valuation of the Target Company’s shares.

(ii)	The Target Company’s obtainment of a share valuation report from an independent third-party valuation institution

According to the Target Company’s Press Release, in expressing its opinion on the TOB, the Target Company requested its financial advisor Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”)—as a third-party valuation institution independent from itself and the Company—to calculate the value of the Target Company shares. According to the press release, Mitsubishi UFJ Morgan Stanley Securities, upon considering which of the several methods for calculating share value should be used for calculating the value of the Target Company’s shares, made such calculation by using (a) the average market share price method, on the grounds that the Target Company’ shares have market values since the Target Company is listed on the First Section of the TSE and the First Section of the NSE, (b) the comparable companies method, on the grounds that the value of the shares can be analogized since there are multiple comparable listed companies, and (c) the discounted cash flow method (“DCF Method”), in order to reflect the intrinsic value assessment based on the future business activities, and the Target Company obtained a share valuation report on November 21, 2016 concerning the calculation results for the value of its shares. The Target Company apparently has not obtained a fairness opinion from Mitsubishi UFJ Morgan Stanley Securities regarding the fairness of the TOB Price. Further, Mitsubishi UFJ Morgan Stanley Securities is not a related party of the Company or the Target Company, and does not have any material interests in the TOB that should be disclosed.

According to Mitsubishi UFJ Morgan Stanley Securities, the methods used upon calculating the value of the Target Company’s shares and the range of the value of one Target Company share as calculated using such methods is reportedly as follows.

Average market share price method: 760 yen to 874 yen

Comparable companies method: 706 yen to 1,218 yen

DCF Method: 776 yen to 1,260 yen

Using the average market share price method, with a calculation reference date of November 21, 2016, and on the basis of the Target Company share closing price on the reference date of 874 yen, the simple average closing price for the immediately preceding one-month period (October 24, 2016 to November 21, 2016) of 820 yen (rounded off to the nearest whole yen; hereinafter the same in this paragraph), the simple average closing price for the immediately preceding three-month period (August 22, 2016 to November 21, 2016) of 785 yen, and the simple average closing price for the immediately preceding six-month period (May 23, 2016 to November 21, 2016) of 760 yen, the range of the value of one Target Company share was reportedly calculated to be from 760 yen to 874 yen.

Using the comparable companies method, on the basis of an analysis of the Target Company’s share value through comparison against the market share prices of listed companies operating businesses relatively similar to that of the Target Company and financial indicators indicative of those companies’ financial conditions, the range of the value of one Target Company share was reportedly calculated to be from 706 yen to 1,218 yen.

Using the DCF Method, on the basis of the income and investment plan in the Target Company’s business plan prepared by the Target Company (for the four-year period from the fiscal term ending in March 2017 through the fiscal term ending in March 2020), publicly disclosed information, and other factors, the Target Company’s corporate value and share value were reportedly calculated by discounting the expected free cash flow to be generated from the fiscal term ending in March 2017 onwards to the present value of the shares at a fixed discount rate, the range of the value of one Target Company share was reportedly calculated to be from 776 yen to 1,260 yen. Financial projections that the Target Company prepared as the basis for calculation of DCF Method as set forth above do not include fiscal years that show substantial fluctuations in year-over-year changes.

(Note) According to the Target Company’s Press Release the assumptions used in the calculations as follows.

The analysis by Mitsubishi UFJ Morgan Stanley Securities, and in particular, analysis of the Target Company’s share value as the basis thereof, is addressed to Target Company’s Board of Directors for information purposes only in relation to its opinion regarding the TOB by the Company of the Target Company’s shares. Mitsubishi UFJ Morgan Stanley Securities’ analysis is not a financial opinion or recommendation by Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates, and Mitsubishi UFJ Morgan Stanley Securities’ analysis does not constitute an opinion or recommendation to any shareholders of the Target Company or the Company as to how such shareholder should act with respect to the Transaction. In performing its analysis, Mitsubishi UFJ Morgan Stanley Securities has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Target Company. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared to reflect the best currently available estimates and judgments of the Target Company’s management of the future financial performance of the Target Company. Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of the Target Company or its affiliates, nor has Mitsubishi UFJ Morgan Stanley Securities been furnished with any such valuations or appraisals. The analysis by Mitsubishi UFJ Morgan Stanley Securities is necessarily based on financial, economic, exchanges, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of November 21, 2016. Events occurring after such date may affect the analysis and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities does not assume any obligation to update, revise or reaffirm its analysis. The preparation of a share valuation report and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. The range of valuations resulting from any particular analysis described therein should not be taken to be Mitsubishi UFJ Morgan Stanley Securities’ view of the actual value of the Target Company.

Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to the Target Company in connection with the Transaction and will receive a fee for its services, a portion of which is contingent upon the closing of the Transaction.

(iii)	Advice by independent law office to the Target Company

According to the Target Company’s Press Release, in an effort to ensure fairness and appropriateness of decision-making by the Target Company’s Board of Directors, the Target Company has appointed Hibiya Park Law Offices as a legal advisor that is independent from the Company and the Target Company. It is receiving legal advice on the methods and processes to be used by the Target Company’s Board of Directors in their decision-making, including various procedures relating to the Transaction.

(iv)	Approval of all directors with no interests in the Target Company and opinion without objection by all statutory auditors with no interests in the Target Company

According to the Target Company’s Press Release, taking into account the discussions with the Company, the Target Company judged that in the current circumstances where over the medium- to long-term the domestic housing market will inevitably continue contracting and mergers by companies in the housing industry will be unavoidable, in order to become the “Number One Housing Brand” through the strategies cited in its management vison of “absolute pursuit of customer satisfaction” and “creativity ahead of the times” and thereby steadily increase corporate value and share price over the medium- to long-term, it is essential to integrate its business as one with the Company Group under a stronger collaborative framework as a subsidiary of the Company rather than as an equity method affiliate as at present, thus concluding that together with executing the Transaction it was also necessary to sign the Capital and Business Alliance Agreement with the Company.

As a specific method towards becoming a consolidated subsidiary, since it would be possible for the Target Company to carry out the Private Placement of New Shares, obtain financing, and enhance the Target Company’s financial foundation while satisfying funding demand for capital investment for the compact city development in which the Target Company will engage as its new business, leading in turn to income growth for the Target Company, and by extension contributing to increasing its corporate value and shareholder value, the companies concluded that executing not just the TOB but also concurrently the Private Placement of New Shares would be the optimal method.

In the course of the foregoing, the Target Company and the Company carefully discussed and studied the possibility of executing the Private Placement of New Shares and the conditions therefor, as well as the TOB Price and other assorted conditions for the TOB. In the course of this discussion and study the Target Company requested a share valuation for the Target Company’s shares from third-party financial institution Mitsubishi UFJ Morgan Stanley Securities and obtained a share valuation report, and also received legal advice from Hibiya Park Law Offices as legal adviser.

As a result of the foregoing discussion and study, the Target Company came to the conclusion that through the Transaction, having the Company acquire a majority of the Target Company’s voting rights and building stable and sturdy relationship between the Company and the Target Company would enable (i) further pursuance of the new business for compact city type real estate development business, (ii) realization of increase in corporate sales and reduction of costs such as unit costs and fixed costs through the integration and restructuring of product development, materials procurement, production, logistics and indirect businesses, the enhancement of the Target Company’s business foundation and improve its financial foundation, and would contribute to enhancing the Target Company’s profitability, and at a meeting of the Target Company’s Board of Directors convened on November 22, 2016, with the unanimous vote of all five voting directors, the Target Company passed a resolution to express its opinion supporting the TOB.

The Target Company believes that the TOB Price, in light of the share price valuation obtained from the third-party valuation institution Mitsubishi UFJ Morgan Stanley Securities, is not unreasonable as the TOB Price exceeds the maximum calculation result using the average market share price method and is within the range of the calculated result using a comparable companies method and the DCF Method but since the plan is for a maximum number of shares planned to be purchased in the TOB to be set and for the Target Company’s shares to remain listed after the TOB, the Target Company concluded that it should take a neutral position and defer to the judgment of its shareholders with respect to whether they should tender their shares in the TOB, and for this reason, at a meeting of the Target Company’s Board of Directors convened on November 22, 2016, with the unanimous vote of all five directors voting, the Target Company passed a resolution to that effect. At the above meeting of the Board of Directors, of the Target Company’s four statutory auditors, the two statutory auditors other than those set forth below, and both stated their opinions in the meeting of the Target Company’s Board of Directors that they had no objection to such resolution.

Since the Target Company’s Representative Director Masashi Isogai and Director Hideyuki Yoshimatsu are officers of the Company, and Outside Director Tadashi Yamashina and Outside Director Yuji Goto concurrently serve as officers of the Company, from the perspective of avoiding conflicts of interest, they did not participate in deliberations and voting in the above meeting of the Target Company’s Board of Directors. Further, of the Target Company’s statutory auditors, Hirohiko Fukatsu concurrently serves as a statutory auditor of the Company, and Nobuo Nagasaki was employed by the Company’s parent company Toyota Motor, from the perspective of avoiding conflicts of interest, they did not participate in deliberations in the above meeting of the Target Company’s Board of Directors.

(5)	Plans for Additional Acquisition of Share Certificates, etc. after the Tender Offer

According to a securities registration report by the Target Company, the Target Company adopted a resolution at a Board of Directors meeting held November 22, 2016 on issuance of shares for subscription through a private placement having the Company as the allottee with a payment period from January 5, 2017 (after the end of the TOB Period) to March 31, 2017 (15,475,749 common shares with a payment price of 874 yen per share for total proceeds of 13,525,804,626 yen) and disposal of treasury stock (1,389,651 shares, with a disposal price of 874 yen per share for total proceeds of 1,214,554,974 yen). The proceeds from the Private Placement of New Shares will be used as business funds for the real estate business (specifically, funds for acquiring compact condominiums and income-generating properties in the new business of compact city-type real estate development business), and the specific uses and expenditure dates are as set forth below.

Specific Use	Amount (100 million yen)	Planned expenditure date
Funds for the business involving compact condos for seniors and single residents in greater Tokyo and regional cities (funds for real estate acquisitions, development costs, M&A funds, etc.)	45	January 2017 to March 2018

Acquisition and development costs for income-generating real estate properties (excluding compact condos) (including funds for acquisition of related businesses through M&A)	102	January 2017 to March 2020

With respect to the Private Placement of New Shares, if the TOB is successful, after verifying the TOB results, in order for the Ownership Ratio after Capital Increase on a Fully Diluted Basis to be 51.00% when combined with the Target Company shares that the Company will acquire in the TOB, with respect to the portion of the Private Placement of New Shares involving disposal of treasury shares, the Company will subscribe to and pay for 1,389,651 shares of the Target Company treasury stock, and with respect to the portion of the Private Placement of New Shares involving issuance of new shares, the Company will subscribe to and pay for the number of shares necessary in addition to such treasury shares. For this reason, depending on the results of the TOB, it is possible that the Company will not pay for a portion of the number of the Target Company shares approved as the number of shares for subscription to be issued in the Private Placement of New Shares (15,475,749 common shares). According to the Target Company’s Registration Statement, etc., if the payment amount from the Company is reduced, the Target Company will use borrowings from financial institutions, etc. as a means for investing, and proceeds from the Private Placement of New Shares will be applied for the uses set forth above when expenditures are required. Because the Company is the planned allottee in the Private Placement of New Shares and constitutes a “specified subscriber” provided in Article 206-2, Paragraph 1 of the Companies Act, if shareholders holding at least 10% of the voting rights of all the Target Company shareholders (excluding shareholders who cannot exercise voting rights at shareholders meetings) notifies the Target Company of its opposition to the Private Placement of New Shares, the Target Company will need to receive approval at a shareholders meeting, and in that case, the payment period will be from March 1, 2017 to March 31, 2017.

(6)	Prospect of Delisting and the Reason Thereof

The Target Company shares are listed on the First Section of the TSE and the First Section of the NSE as of November 22, 2016. The Tender Offer does not intend to delist the Target Company, and the Company will conduct the TOB with a maximum number of shares to purchase of 5,460,800 shares (ownership ratio: 14.10%). Moreover, as set forth in (5) Plans for Additional Acquisition of Share Certificates, etc. after the TOB, even when the TOB is successful and the payments for the Private Placement of New Shares are completed, the Ownership Ratio after Capital Increase on a Fully Diluted Basis will come to 51.00%; accordingly, our policy is to keep the Target Company shares listed on the First Section of the TSE and the First Section of the NSE even after the TOB.

2.	Overview of the Purchase, etc.

(1)	Overview of the Target Company

Please refer to “4. Overview of the Capital and Business Alliance Partner” under “I. The Capital and Business Alliance Agreement and the Transaction” above.

(2)	Schedule, etc.

(i)	Schedule

Resolution by the Board of Directors	Tuesday, November 22, 2016

Date of public notice of the commencement of the TOB	Monday, November 28, 2016 An electronic public notice will be made and the content will be published in the Nikkei. (Address of the electronic public notice: http://disclosure.edinet-fsa.go.jp/)

Filing date of the TOB registration statement	Monday, November 28, 2016

(ii)	Period of the purchase, etc. scheduled at the time of filing of the registration statement

From Monday, November 28, 2016 to Monday, December 26, 2016 (20 business days)

(iii)	The possibility of an extension upon request from the Target Company

The TOB Period shall be 30 business days ending on Monday, January 16, 2017 if the Target Company submits a statement of opinion that states a request to extend the TOB Period per the provision under Article 27-10, paragraph 3 of the Act. Please note that December 29 and 30, 2016 are not included in the TOB Period as such days are holidays of administrative agencies pursuant to Article 8, paragraph 1 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended; the “Enforcement Order”) and Article 1, paragraph 1, item 3 of the Act on Holidays of Administrative Organs.

(3)	Price of the Purchase, etc.

1,100 yen per one common share

(4)	Basis of Calculation, etc. of the Price of the Purchase, etc.

(i)	Basis of calculation

The Company, in deciding on the TOB Price, requested its financial advisor Nomura Securities, a third-party valuation institution independent from the Company and the Target Company, to calculate the value of the shares of the Target Company as a way to ensure fairness of the TOB. Nomura Securities is not a related party of the Company or the Target Company and does not have any material interest in the TOB.

Nomura Securities, after considering multiple stock valuation methods to determine the computation method that should be used to value the share price of the Target Company, calculated the value of the shares of the Target Company by using (a) the average market share price method, on the grounds that the Target Company’ shares have market values since the Target Company is listed on the First Section of the TSE and the First Section of the NSE, (b) the comparable companies method, on the grounds that the value of the shares can be analogized since there are multiple comparable listed companies and (c) the DCF Method, in order to reflect the future business activities. The Company obtained a stock valuation report regarding the results of the valuation of the Target Company’s shares on November 21, 2016. The Company has not obtained an opinion regarding the appropriateness of the TOB Price (a fairness opinion) from Nomura Securities.

The range of stock valuation per one share of the Target Company based on a calculation using each of the aforementioned methods is as follows, according to Nomura Securities.

Average market share price method: 760 yen to 874 yen

Comparable companies method: 668 yen to 1,340 yen

DCF Method: 169 yen to 1,708 yen

Using the average market share price method, with the record date set at November 21, 2016, and based on the closing price of 874 yen for the Target Company’s shares on the record date on the First Section of the Tokyo Stock Exchange, the simple average of the closing prices of the past week, which is 867 yen (rounded to the nearest one (1) yen; the same applies in this paragraph), the simple average of the closing prices of the past month, which is 820 yen, the simple average of the closing prices of the past three months, which is 785 yen, and the simple average of the closing prices of the past six months, which is 760 yen, the range of the value of one Target Company share was analyzed to be from 760 yen to 874 yen.

Using the comparable companies method, on the basis of an analysis of the Target Company’s share value through comparison against the market share prices of listed companies operating businesses relatively similar to that of the Target Company and financial indicators indicative of those companies’ financial conditions, the range of the value of one Target Company share was calculated to be from 668 yen to 1,340 yen.

Using the DCF Method, based on analyses of the Target Company’s corporate value and stock value arrived at by discounting the expected free cash flow to the present value at a fixed discount rate based on the Target Company’s earnings forecasts for the fiscal year ending in March 2017 and thereafter, which reflected various factors, such as the business plan (from the fiscal year ending in March 2017 to the fiscal year ending in March 2020) that the Company received from the Target Company and has verified, interview with the Target Company; recent earnings trends, and information that has been publicly disclosed, the range of the value of one Target Company share was analyzed to be from 169 yen to 1,708 yen. In the earnings estimate of the Target Company used by the valuation institution for their analysis by the DCF Method, there are no fiscal years that expect substantial fluctuations in profit.

In addition to the valuation results of the stock valuation report of the Target Company obtained from Nomura Securities, the Company considered the TOB Price by comprehensively taking into account such factors as the results of due diligence on the Target Company that the Company conducted from August to October 2016, the trends regarding the market value of the Target Company’s shares for the past six months and a more recent period on the First Section of the Tokyo Stock Exchange, actual instances of similar tender offers for share certificates, etc. implemented by those other than issuers for the purpose of making the target company a consolidated subsidiary where the purchase price was set at premium, whether the Board of Directors of the Target Company would approve or reject the TOB and the expected number of subscriptions to the TOB, and in light of the results of discussion and negotiations with the Target Company, the Company decided on the TOB Price of 1,100 yen per share at the meeting of the Board of Directors held on November 22, 2016.

The TOB Price includes (a) a premium of 25.86% (rounded off to the nearest hundredth; the same applies in this paragraph) on the closing price of 874 yen for the shares of the Target Company on the First Section of the Tokyo Stock Exchange on November 21, 2016, which is the business day immediately preceding the date of public notice of the TOB, (b) a premium of 34.15% on 820 yen (rounded to the nearest one (1) yen; the same applies in this paragraph), the simple average of the Target Company’s closing share price on the First Section of the Tokyo Stock Exchange for one month ended November 21, 2016, (c) a premium of 40.13% on 785 yen, the simple average of the Target Company’s closing share price on the First Section of the Tokyo Stock Exchange for the three months ended November 21, 2016; and (d) a premium of 44.74% on 760 yen, the simple average of the Target Company’s closing share price on the First Section of the Tokyo Stock Exchange for the six months ended November 21, 2016.

(ii)	Process of calculation

(Sequence of events leading to the decision on the TOB Price)

After establishing a capital relationship in October 2010, the Company and the Target Company have continued to discuss ways to further increase their collaboration and build a still closer relationship with the aim of strengthening both of their housing businesses and their financial performance. Taking into account these aspects of the business environment confronting the housing industry, the two companies reached the conclusion that it is essential for them to further strengthen their ties by expanding their capital relationship and other measures; accordingly, from the beginning of March 2016, they began exploring specific measures, including the expansion of their capital relationship.

After that, while both companies were discussing the details of the capital alliance, the Company conducted the due diligence on the Target Company from August to October 2016. Then, the Company proposed the pricing terms for the Transaction to the Target Company in the beginning of October 2016; explained that the proposal is being made taking into account the preliminary result regarding the value of the Target Company’s shares calculated by Nomura Securities, the trends regarding the market value of the Target Company’s shares for the past six months and a more recent period on the First Section of the Tokyo Stock Exchange and the level of the premium provided upon determining the purchase price in the actual instances of similar tender offers for share certificates, etc. implemented by those other than issuers for the purpose of making the target company a consolidated subsidiary; and thereafter conducted an interview regarding the Target Company’s intention and has continued to discuss the TOB Price with the Target Company.

The Company, based on such discussion, decided at the meeting of the Board of Directors held on November 22, 2016 to implement the Transaction and decided on the TOB Price based on the sequence of events stated below.

(a)	Name of the third party from which an opinion was obtained at the time of calculation

The Company, in deciding on the TOB Price, requested its financial advisor Nomura Securities, the third-party valuation institution independent from the Company and the Target Company, to calculate the value of the shares of the Target Company as a way to ensure fairness of the TOB Price. Nomura Securities is not a related party of the Company or the Target Company and does not have any material interest in the TOB.

(b)	Overview of the opinion

Nomura Securities calculated the value of the Target Company’s shares by using the average market share price method, the comparable companies method and the DCF Method, and the range of stock valuation per one share of the Target Company based on a calculation using each of the aforementioned methods is as follows.

Average market share price method: 760 yen to 874 yen

Comparable companies method: 668 yen to 1,340 yen

DCF Method: 169 yen to 1,708 yen

(c)	Sequence of events leading to setting the TOB Price following the opinion

In addition to the valuation results of the stock valuation report of the Target Company obtained from Nomura Securities, the Company considered the TOB Price by comprehensively taking into account such factors as the results of due diligence on the Target Company conducted by the Company, the trends regarding the market value of the Target Company’s shares for the past six months and a more recent period on the First Section of the Tokyo Stock Exchange, actual instances of similar tender offers for share certificates, etc. implemented by those other than issuers for the purpose of making the target company a consolidated subsidiary where the purchase price was set at premium, whether the Board of Directors of the Target Company would approve or reject the TOB and the expected number of subscriptions to the TOB, the Company proposed the pricing terms of the Transaction to the Target Company in the beginning of October 2016 and has continued the negotiation for the TOB Price with the Target Company. In light of the results of discussion and negotiations with the Target Company, the Company decided on the TOB Price of 1,100 yen per share at the meeting of the Board of Directors held on November 22, 2016.

(iii)	Relationship with the valuation institution

Nomura Securities, which is the Company’s financial advisor (valuation institution), is not a related party of the Company or the Target Company and does not have any material interest in the TOB.

(5)	Number of Share Certificates, etc. Scheduled to be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
5,460,800	—	5,460,800

(Note 1)	In the event the total number of the Tendered Share Certificates, etc. is equal to or below the maximum number (5,460,800 shares), all the Tendered Share Certificates, etc. will be purchased. In the event the total number of the Tendered Share Certificates, etc. is above the maximum number (5,460,800), all or a portion of the amount in excess will not be purchased, and a settlement for the purchase of the share certificates, etc. will be conducted using the proportional distribution method pursuant to Article 27-13, paragraph 5 of the Act and Article 32 of the Ordinance. Please note that the Company has set the maximum number of shares to be purchased so that the Ownership Ratio after Capital Increase on a Fully Diluted Basis will be 51.00%, on the assumption that the Company will purchase the shares by the TOB and subscribe for at least 5,720,900 shares through the Private Placement of New Shares in addition to the 10,784,100 shares currently held by the Company.

(Note 2)	Shares less than one unit are also subject to the TOB. In the event shareholders exercise their right to request the purchase of shares of less than one unit pursuant to the applicable provisions of the Companies Act, the Target Company may purchase its own shares during the TOB Period in accordance with the relevant procedures under the applicable laws and regulations.

(Note 3)	The Company does not intend to acquire any shares of the treasury stock held by the Target Company through the TOB.

(6)	Change in Ownership Ratio of Share Certificates, etc. through Purchase

Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror prior to the purchase	107,841	(Ownership ratio of share certificates, etc. prior to the purchase: 28.87%)

Number of voting rights pertaining to share certificates, etc. owned by special related parties prior to the purchase	0	(Ownership ratio of share certificates, etc. prior to the purchase: 0.00%)

Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror after the purchase	162,449	(Ownership ratio of share certificates, etc. after the purchase: 43.49%)

Number of voting rights pertaining to share certificates, etc. owned by special related parties after the purchase	0	(Ownership ratio of share certificates, etc. after the purchase: 0.00%)

Number of voting rights pertaining to the Target Company’s total number of shareholders	371,519

(Note 1)	The “Number of voting rights pertaining to share certificates, etc. owned by special related parties prior to the purchase” represents the total number of voting rights pertaining to shares owned by each special related party (however, it does not include a person excluded from being a special related party pursuant to Article 3, paragraph 2, item 1 of the Ordinance with respect to the calculation of the ownership ratio of share certificates, etc. under each item of Article 27-2, paragraph 1 of the Act.

(Note 2)	The “Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror after the purchase” represents the number of voting rights (54,608) pertaining to 5,460,800 shares to be purchased in the TOB plus the voting rights of the shares representing the “Number of voting rights pertaining to share certificates, etc. owned by the Tender Offeror prior to the purchase” (107,841).

(Note 3)	The “Number of voting rights pertaining to the Target Company’s total number of shareholders” represents the number of voting rights of all shareholders as of September 30, 2016 as stated in the Target Company’s 14th Term 2nd Quarterly Report (100 shares were stated per one stock unit). For the TOB, however, since shares less than one unit are also subject to the TOB, the “ownership ratio of share certificates, etc. prior to the purchase” and the “ownership ratio of share certificates, etc. after the purchase” were calculated by using 373,492 voting rights – pertaining to the number of shares (37,349,263) equal to the total number of outstanding shares (38,738,914) of the Target Company as of October 31, 2016, less the number of the treasury stock (1,389,651) held by the Target Company as of October 31, 2016 – as the denominator. According to the Target Company, the total number of outstanding shares of the Target Company as of October 31, 2016 has not changed from the total number of outstanding shares of the Target Company as of September 30, 2016 (38,738,914 shares) as stated in the Target Company’s 14th Term 2nd Quarterly Report. Further, the number of the treasury shares held by the Target Company as of October 31, 2016 has increased from the number of treasury shares as of September 30, 2016 (1,389,553 shares) as stated in the Target Company’s 14th Term 2nd Quarterly Report to 1,389,651 shares.

(Note 4)	The “ownership ratio of share certificates, etc. prior to the purchase” and the “ownership ratio of share certificates, etc. after the purchase” are rounded off to the nearest hundredth.

(Note 5)	According to the Target Company’s Registration Statement, etc., the Target Company passed a resolution at a meeting of the Board of Directors held on November 22, 2016 to approve the Private Placement of New Shares. With respect to the Private Placement of New Shares, if the TOB is successful, after verifying the TOB results, in order for the Ownership Ratio after Capital Increase on a Fully Diluted Basis to be 51.00% (provided, however, that shares less than 100 shares are rounded up) when combined with the Target Company shares that the Company will acquire in the TOB, the Company will subscribe to and pay for the number of shares necessary. For this reason, depending on the results of the TOB, it is possible that the Company will not pay for a portion of the number of the Target Company shares approved as the number of shares for subscription to be issued in the Private Placement of New Shares (15,475,749 common shares). The ownership ratio of share certificates, etc. after the completion of the payments for the Private Placement of New Shares is expected to be 51.00%.

(7)	Purchase Price 6,006,880,000 yen

(Note)	The above value is arrived at by multiplying the number of shares to be purchased (5,460,800) by the TOB Price per share (1,100 yen).

(8)	Settlement Method

(i)	Name and address of the head office of the financial instruments service operator/bank charged with the settlement of the purchase

Nomura Securities 1-9-1, Nihonbashi, Chuo-ku, Tokyo

(ii)	Settlement commencement date

Wednesday, January 4, 2017

(Note)	In the event the Target Company submits a statement of opinion that states a request to extend the TOB Period pursuant to Article 27-10, paragraph 3 of the Act, the settlement commencement date shall be Monday, January 23, 2017.

(iii)	Settlement method

A notice of purchase in the TOB is to be mailed without delay to the addresses of the tendering shareholders (standing proxy in the case of a non-resident shareholder) after the final day of the TOB Period. In the event that consent is given to sending an electronic notice via Nomura Net & Call, the notice will be delivered electronically via Nomura Net & Call (https://netcall nomura.co.jp/).

Purchases are to be made in cash. Tendering shareholders may receive proceeds from the sale without delay in the method instructed by the tendering shareholders, such as by wire transfer, starting from the settlement commencement date (wire transfer fees may apply).

(iv)	Method for returning share certificates, etc.

In the event that all or a portion of the Tendered Share Certificates, etc. cannot be purchased based on the conditions stated below – “(i) The presence or absence of all conditions under Article 27-13, paragraph 4 of the Act” and “(ii) The presence or absence of conditions for withdrawal of the TOB, the method used to disclose the content and withdrawal” under “(9) Other Conditions and Methods for the Purchase” – promptly from two business days after the final day of the TOB Period (the withdrawal date in the event the TOB is withdrawn), the share certificates, etc. shall be returned by restoring the record of the tendering shareholder’s account held with a tender offer agent to the state immediately prior to the tendering of shares. (If the share certificates, etc. are to be transferred to an account at another financial instruments service operator as designated by tendering shareholders, please verify this with the tender offer agent at the head office or any of the domestic branches at which the tender was accepted.)

(9)	Other Conditions to and Methods for the Purchase

(i)	The presence or absence of all conditions under Article 27-13, paragraph 4 of the Act

In the event the total number of the Tendered Share Certificates, etc. is equal to or below the maximum number of shares to be purchased (5,460,800), all the Tendered Share Certificates, etc. will be purchased.

In the event the total number of the Tendered Share Certificates, etc. exceeds the maximum number of shares to be purchased (5,460,800), all or a portion of the amount in excess will not be purchased, and a settlement for the purchase of the share certificates, etc. will be conducted using a method involving proportional distribution as per Article 27-13, paragraph 5 of the Act and Article 32 of the Ordinance (if a portion of a specific set of share certificates, etc. constitutes less than one stock unit, or 100 shares, the number of purchased shares, as calculated using the proportional distribution method, will be limited to the maximum number of the Tendered Share Certificates, etc.)

If the result of the calculation using the proportional distribution method – a calculation in which the number of shares less than one stock unit is rounded off – shows that the total number of purchased shares from each of the tendering shareholders does not reach the maximum number of shares to be purchased, purchases will increase by one stock unit (if the additional purchases of one stock unit exceeds the number of the Tendered Share Certificates, etc., the limit will be the number of the Tendered Share Certificates, etc.) successively, starting with the tendering shareholders that held the most number of shares that were rounded off and continuing until the total reaches or exceeds the maximum number of shares to be purchased. However, if the purchase of additional shares, conducted in this manner from all of the tendering shareholders for whom the number of shares being rounded down is the same, results in exceeding the maximum number of shares to be purchased, the purchase will be made from the shareholders among the tendering shareholders selected by lottery, to the extent that the number of purchased shares does not fall below the maximum number of shares to be purchased.

If the result of the calculation using the proportional distribution method – a calculation in which the number of shares less than one stock unit is rounded off – shows that the total number of shares purchased from each of the tendering shareholders exceeds the maximum number of shares to be purchased, purchases will be decreased by one stock unit (the number of shares is to include those that are less than one stock unit if the shares to be purchased include less than one stock unit as a result of using the proportional distribution method) successively, starting with tendering shareholders that held the most number of shares that were rounded off and continuing until the total reaches and does not fall below the maximum number of shares to be purchased. However, if the reduction of shares, conducted in this manner from all of the tendering shareholders for whom the number of shares being rounded up is the same, results in falling below the maximum number of shares to be purchased, the number of purchased shares will be reduced from the shareholders among the tendering shareholders selected by lottery, to the extent that the number of purchased shares does not fall below the maximum number of shares to be purchased.

(ii)	The presence or absence of conditions for withdrawal of the TOB, the method used to disclose the content and withdrawal

The TOB may be withdrawn if any event listed in Article 14, paragraph 1, items 1.1 through 1.9, items 1.12 through 1.18, items 3.1 through 3.8, and item 3.10, and Article 14, paragraph 2, items 3 through 6 of the Enforcement Order occurs. Regarding the TOB, the “facts that are in line with the facts in 3.1 through 3.9,” as established in Article 14, paragraph 1, item 3.10 of the Enforcement Order, refers to the event in which a statutory disclosure document filed by the Target Company in the past is found to contain a false statement regarding a material fact, or omit a statement regarding a material fact that should have been stated, and for which the Company was not aware of the presence of the false statement or the omission and, despite exercising due care, the Company was unable to gain awareness of the false statement or the omission. If the TOB is to be withdrawn, an electronic public notice will be posted and the relevant information will be published in the Nikkei newspaper. However, if it is difficult to make such public notice by the final day of the TOB Period, a public announcement will be made per Article 20 of the Ordinance and a public notice will be made immediately thereafter.

(iii)	The presence or absence of conditions for lowering the purchase price, the method used to disclose the content and the lowering of the price

If the Target Company takes action as prescribed in Article 13, paragraph 1 of the Enforcement Order during the TOB Period pursuant to Article 27-6, paragraph 1, item 1 of the Act, the purchase price may be lowered in compliance with the standards established in Article 19, paragraph 1 of the Ordinance. In the event the purchase price is to be lowered, an electronic public notice will be posted and the relevant information will be published in the Nikkei newspaper. However, if it is difficult to make such public notice by the final day of the TOB Period, a public announcement will be made pursuant to Article 20 of the Ordinance and a public notice will be made immediately thereafter. In the event the purchase price is lowered, the Tendered Share Certificates, etc. on or prior to this public notice date shall also be purchased at the lowered purchase price.

(iv)	Matters concerning the right of tendering shareholders to cancel an agreement

Tendering shareholders may cancel their agreement for the TOB at any time during the TOB Period. In the event the agreement is cancelled, tendering shareholders are asked to deliver or mail a written statement stating that the agreement for the TOB will be cancelled (the “Cancellation Statement”) to the head office or any of the domestic branches at which the tender was accepted by the designated party below – by 3:30 pm on the final day of the TOB Period; provided that, if it is to be mailed, the Cancellation Statement must arrive by 3:30 pm on the final day of the TOB Period. Cancellation of an agreement that was made on Nomura Net & Call will have to be made on the Nomura Net & Call website (https://netcall.nomura.co.jp/) or by mailing the Cancellation Statement. If the cancellation is to be made on the Nomura Net & Call website, the cancellation procedures must be completed by 3:30 pm on the final day of the TOB Period. If the cancellation is to be mailed, the form of the Cancellation Statement must be requested from Nomura Net & Call Customer Support ahead of time, and the filled out form must be addressed and mailed to Nomura Net & Call. The Cancellation Statement sent to Nomura Net & Call must arrive by 3:30 pm on the final day of the TOB Period.

Party with the authority to accept the Cancellation Statements

Nomura Securities 1-9-1 Nihonbashi, Chuo-ku, Tokyo

(and other branch offices of Nomura Securities in Japan)

In the event that tendering shareholders cancel their agreement, the Tender Offeror will not request the tendering shareholders to pay damages or a penalty. In addition, expenses incurred for the return of the Tendered Share Certificates, etc. shall be borne by the Tender Offeror.

(v)	Procedures for disclosing amendments to the tender offer terms and conditions

The Company may change the terms of the purchase during the TOB Period except when it is prohibited by Article 27-6, paragraph 1 of the Act and Article 13 of the Enforcement Order. If the terms of the purchase are to be changed, an electronic public notice is to be posted regarding the content of the changes and the information will be published in the Nikkei newspaper. However, if it will be difficult to make such public notice by the final day of the TOB Period, a public announcement will be made pursuant to Article 20 of the Ordinance and a public notice will be made immediately thereafter. If the term of the purchase is changed, the Tendered Share Certificates, etc., on or prior to the public notice date, will be purchased based on the changed purchase terms.

(vi)	Procedures for disclosing the filing of an amendment to the registration statement

If an amendment to the registration statement is filed with the Director-General of the Kanto Finance Bureau, the Company will immediately announce the contents of the amendment to the registration statement in relation to the matters stated in the public notice of the commencement of the TOB in compliance with the method stated in Article 20 of the Ordinance. In addition, the Company will immediately amend the tender offer explanatory statement and deliver an amended tender offer explanatory statement to any tendering shareholder who has already received a tender offer explanatory statement. However, if amendments have only been made to a limited extent, the Company may prepare a document stating the reason for and the details of the amendment (both before and after the amendment) and deliver that document to the tendering shareholder.

(vii)	Procedures for disclosing the results of the TOB

The results of the TOB are to be disclosed on the day after the final day of the TOB Period using the method established in Article 9-4 of the Enforcement Order and Article 30-2 of the Ordinance.

(viii)	Other

The TOB will not be directly or indirectly conducted within or to the United States, will not be conducted by using the US postal service and any other methods/means of international or interstate commerce (including but not limited to telephone, telex, facsimile, electronic mail and Internet communication) and will not be conducted through any of the securities exchanges in the United States. With respect to the TOB, shares cannot be tendered from within the United States by using the aforementioned methods/means and through the aforementioned exchanges. The TOB registration statement or related documents for the purchase cannot be sent or distributed within or to the United States or from the United States via a postal service or other methods. With respect to the TOB, directly or indirectly tendering shares in violation of the aforementioned restrictions will not be accepted.

Tendering shareholders (standing proxies if non-resident shareholders) may be asked to make a representation or warranty to the tender offer agent as stated below in connection with shares tendered to the TOB: (i) the tendering shareholder was not in the United States at the time of tendering shares and at the time the application form for the TOB was sent; (ii) any kind of information related to the TOB (including its copies) was not directly or indirectly received or sent within, to or from the United States; (iii) the application form for the TOB was not signed or sent via the US postal service or other methods/means of international or interstate commerce (including but not limited to telephone, telex, facsimile, electronic mail and Internet communication) and through any of the securities exchanges in the United States; and (iv) such shareholder was not an entity acting as an agent or a trustee/appointee without any discretionary power from another party (excluding when such other party provided all instructions regarding the TOB from outside the United States).

(10)	Date of Public Notice of the Commencement of the TOB

Monday, November 28, 2016

(11)	Tender Offer Agent

Nomura Securities 1-9-1, Nihonbashi, Chuo-ku, Tokyo

3.	Policies, etc. after the TOB and Future Prospects

Please refer to “(1) Objectives and Background of the Capital and Business Alliance” and “(2) Management Policies Subsequent to the Capital and Business Alliance” of “1. Objectives and Background, etc. of the Capital and Business Alliance” under “I. The Capital and Business Alliance Agreement and the Transaction” for the policies, etc. after the TOB.

4.	Other

(1)	The Presence or Absence of an Agreement between the Tender Offeror and the Target Company or Its Officers

(i)	Approval for the TOB

According to a press release by the Target Company, the Target Company decided at its meeting of the Board of Directors held on November 22, 2016 to express its approval for the TOB since the Target Company came to the conclusion that, through the Transaction, having the Company acquire a majority of the Target Company’s voting rights and building a stable and sturdy relationship between the Company and the Target Company would enable the enhancement of the Target Company’s business foundation and improve its financial foundation and would contribute to enhancing the Target Company’s profitability.

The Target Company believes that the TOB Price, in light of the share price valuation obtained from the third-party valuation institution Mitsubishi UFJ Morgan Stanley Securities, is not unreasonable as the TOB Price exceeds the maximum calculation result using the average market share price method and is within the range of the calculated result using a comparable companies method and the DCF Method but since the plan is for the maximum number of shares planned to be purchased in the TOB to be set and for the Target Company’s shares to remain listed after the TOB, the Target Company concluded that it should take a neutral position and defer to the judgment of its shareholders with respect to whether they should tender their shares in the TOB and for this reason, at the meeting of the Target Company’s Board of Directors convened on November 22, 2016, with the unanimous vote of all five directors, the Target Company passed a resolution to that effect. For the details, please refer to “(iv) Approval of all directors with no interests in the Target Company and opinion without objection by all statutory auditors with no interests in the Target Company” under “(4) Measures for Ensuring Fairness of the Price of the TOB, Measures for Avoiding Conflicts of Interest, and Other Measures to Ensure the Fairness of the TOB” in “1. Objectives of the Purchase, etc.” above.

(ii)	The Capital and Business Alliance Agreement

The Company entered into the Capital and Business Alliance Agreement with the Target Company on November 22, 2016. For an overview of the Capital and Business Alliance Agreement, please refer to “2. Description, etc. of the Capital and Business Alliance” under “I. The Capital and Business Alliance Agreement and the Transaction” above.

(2)	Other Information Deemed Necessary for Investors to Decide on Whether or Not to Tender Their Shares

(i)	The Private Placement of New Shares

According to a securities registration report by the Target Company, the Target Company adopted a resolution at its Board of Directors meeting held November 22, 2016 on an issuance of shares for subscription through a private placement having the Company as the allottee with a payment period from January 5, 2017 (after the end of the TOB Period) to March 31, 2017 (15,475,749 common shares with a payment price of 874 yen per share for total proceeds of 13,525,804,626 yen) and a disposal of treasury stock (1,389,651 shares with a disposal price of 874 yen per share for total proceeds of 1,214,554,974 yen). The plan is for the proceeds from the Private Placement of New Shares to be applied to the operating funds of a real estate business (more specifically, the funds for a new business, namely, a compact city type real estate development business, in order to acquire compact condominiums and income-producing properties). With respect to the Private Placement of New Shares, if the TOB is successful, after verifying the TOB results, in order for the Ownership Ratio after Capital Increase on a Fully Diluted Basis to be 51.00% when combined with the Target Company shares that the Company will acquire in the TOB, with regards to the portion of the Private Placement of New Shares involving disposal of treasury shares, the Company will subscribe to and pay for 1,389,651 treasury shares of the Target Company and with regards to the portion of the Private Placement of New Shares involving issuance of new shares, the Company will subscribe to and pay for the number of shares necessary to achieve such Ownership Ratio after Capital Increase on a Fully Diluted Basis. For this reason, depending on the results of the TOB, there is a possibility that the Company may not purchase a portion of the number of shares that the Target Company resolved to be the number of shares for subscription to be issued for the Private Placement of New Shares (15,475,749 common shares). According to the Target Company’s Registration Statement, etc., if the payment amount from the Company is reduced, the Target Company will use borrowings from financial institutions, etc. as a means for investing and the proceeds from the Private Placement of New Shares will be applied to the uses set forth above when expenditures are required. Because the Company is the planned allottee in the Private Placement of New Shares and constitutes a “specified subscriber” as provided in Article 206-2, Paragraph 1 of the Companies Act, if shareholders holding at least 10% of the voting rights of all of the Target Company shareholders (excluding shareholders who cannot exercise voting rights at shareholders meetings) notify the Target Company of their opposition to the Private Placement of New Shares, the Target Company will need to obtain approval at a shareholders meeting, and in that case, the payment period will be from March 1, 2017 to March 31, 2017. For the details of the resolution of the Board Meeting of the Target Company, please refer to “(iv) Approval of all directors with no interests in the Target Company and opinion without objection by all statutory auditors with no interests in the Target Company” under “(4) Measures for Ensuring Fairness of the Price of the TOB, Measures for Avoiding Conflicts of Interest, and Other Measures to Ensure the Fairness of the TOB” in “1. Objectives of the Purchase, etc.” above.

-End-

[Restrictions on solicitation]

This press release is an announcement for the press and intended to announce the TOB to the general public. It was not prepared for the purpose of soliciting the sale of the shares. If any shareholder desires to sell its shares, the shareholder must read the explanatory statement regarding the TOB and then make its own decision regarding the application. This press release does not constitute all or a part of an offer or solicitation for the sale of any securities or a solicitation for the offer to purchase any securities. Neither this press release nor its distribution is to be interpreted as a basis for any contract in relation to the TOB and this press release may not be relied upon when entering into any such contract.

[Forward-looking statements]

This press release contains forward-looking statements of the Company’s management regarding future business developments if the Company acquires the shares of Misawa Homes Co., Ltd. Actual results may deviate substantially from these statements as a result of numerous factors.

[US regulations]

The TOB will not be directly or indirectly conducted in or to the United States, will not be conducted by using the US postal service and other methods/means of international or interstate commerce (including but not limited to telephone, telex, facsimile, electronic mail and Internet communication) and will not be conducted through any securities exchange in the United States. Shares cannot be tendered to the TOB from within the United States by using the aforementioned methods/means and through the aforementioned facilities. Press releases and documents related to the TOB are not intended to be and cannot be sent or distributed within or to the United States or from the United States via a postal service or other methods. Directly or indirectly tendering the shares to the TOB in violation of the aforementioned restrictions will not be accepted.

No solicitation for selling securities or their equivalent is being made to U.S. residents or in the United States. The Company will not accept any securities or their equivalent tendered by U.S. residents or from the United States.

[Other countries]

Some countries or regions may impose statutory restrictions on the announcement, issuance or distribution of this press release. In such case, please pay careful attention to and comply with such restrictions. This does not constitute a solicitation to purchase or sell share certificates relating to the TOB and shall be deemed a distribution of materials for information purposes only.